Exhibit 99.1

Press release

Biophytis announces the implementation

of a reverse stock split of its ordinary shares

Paris (France) and Cambridge (Massachusetts, USA), March 15, 2024 – 11pm CET – Biophytis SA (Nasdaq CM : BPTS, Euronext Growth Paris : ALBPS), ("Biophytis" or the "Company"), a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, announces that it has decided to implement a reverse stock split, with effect from April 2 2024, on the basis of 1 new share for every 400 held.

In accordance with the terms of the Sixteenth Resolution of the Combined General Meeting of April 17, 2023 and the Board of Directors' meeting of December 15, 2023, the Chief Executive Officer decided on March 15 2024 to implement the Reverse Split of the Company's ordinary shares.

The Reverse Split will result in the allotment of 1 new ordinary share to be issued with a par value of €0.80 (the "New Shares") against 400 existing ordinary shares with a par value of €0.002 each (the "Existing Shares") and a 400-for-1 stock split of the Company's share capital.

The aim of the Reverse Split is to reduce volatility and stabilize share price, in line with the Company's development strategy. This is a purely technical exchange transaction with no impact on the amount of capital: only the par value of the shares and, correlatively, the number of shares in circulation, are modified. In practice, each shareholder will automatically be allocated 1 new share for every 400 shares held by their financial intermediary. This operation will have no impact on the overall value of Biophytis shares held by shareholders, with the exception of fractional shares.

Shareholders who are unable to obtain a number of shares that is a multiple of 400 will be compensated by their financial intermediary in the amount of their remaining fractional shares.

Notice of the Reverse Split will be published in Bulletin des Annonces Légales Obligatoires no. 34 of March 18, 2024.

Detailed terms of the Reverse Split

•	Number of Existing Shares subject to the Reverse Split: 1,146,016,582 Existing Shares with a par value of 0.002 euro. On April 17, 2023 and October 19, 2023, the Board of Directors, using the authority delegated to it by the Combined General Meeting of April 17, 2023, decided to reduce the Company's share capital by reducing the par value of the Company's shares from 0.20 euro to 0.002 euro.

•	Exchange ratio: 1 New Share for 400 Existing Shares;

•	Number of New Shares to be issued as a result of the Reverse Split: 2,865,041 ordinary shares with a par value of €0.80 each;

Press release

•	Consolidation period: 30 days from the date of commencement of operations, i.e. from April 2, 2024 to May 3, 2024 (inclusive);

•	Multiple shares: the conversion of the Existing Shares into New Shares will be implemented automatically;

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Fractional shares: shareholders who do not hold a number of Existing Shares corresponding to a whole number of New Shares must personally purchase or sell the fractional Existing Shares in order to obtain a multiple of 400 until May 2, 2024 (inclusive). After this period, shareholders who have not been able to obtain a multiple of 400 shares will be compensated by their financial intermediary, in accordance with Articles L. 228-6-1 and R. 228-12 of the French Commercial Code and market practice.

Old Shares that have not been consolidated will be delisted at the end of the Reverse Split period.

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Voting rights: the New Shares will immediately benefit from double voting rights, subject to being held in registered form, if on the date of the Reverse Split of the Old Shares from which they are formed, each of these Old Shares benefited from double voting rights. In the event of a Reverse Split of Old Shares that have been registered since different dates, the period used to assess the double voting rights of the New Shares will be deemed to begin on the most recent date on which the Old Shares were registered.

At the end of the Reverse Split period, the ordinary shares not consolidated will lose their voting rights and will no longer be included in the calculation of the quorum, and their rights to future dividends will be suspended.

•	Centralization: all transactions relating to the Reverse Split will take place with Uptevia (90 - 110 Esplanade du Général de Gaulle, 92931 Paris La Défense Cedex) appointed as agent for the centralization of the Reverse Split transactions. Pursuant to Articles L. 288-6-1 and R. 228-12 of the French Commercial Code, the New Shares that could not be allocated individually and corresponding to fractional rights will be sold on the stock market by the account holders and the proceeds of the sale will be allocated in proportion to the fractional rights of the holders of these rights.

The New Shares resulting from the Reverse Split will be admitted to trading on Euronext Growth Paris under ISIN code FR001400OLP5.

Indicative timetable

March 18, 2024	Publication of the Reverse Split notice in the Bulletin des Annonces Légales Obligatoires
April 2, 2024	Start of Reverse Split operations
From April 2 to May 3, 2024 (inclusive)	Possibility for shareholders to buy and sell shares in order to obtain a number of shares without fractional shares
May 3, 2024	Delisting of existing shares (ISIN FR0012816825) Initial listing of new shares (ISIN FR001400OLP5)
May 6, 2024	Record date for delivery of the shares resulting from the Reverse Split
May 7, 2024	Allocation of new shares

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Press release

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specializing in the development of drug candidates for age-related diseases. RuvembriTM, our lead drug candidate, is a small molecule in development for age-related neuromuscular (sarcopenia and Duchenne muscular dystrophy) and cardiorespiratory (Covid-19) diseases. Promising clinical results were obtained in the treatment of sarcopenia in an international phase 2 study, enabling the launch of a phase 3 study in this indication (SARA project). The safety and efficacy of RuvembriTM in the treatment of severe COVID-19 were studied in a positive international phase 2-3 clinical trial (COVA project). A pediatric formulation of RuvembriTM is currently being developed for the treatment of Duchenne Muscular Dystrophy (DMD, MYODA project). The company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and the ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS - ISIN: US09076G1040). For more information, visit www.biophytis.com

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward- looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward- looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face» section from the Company’s 2022 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis contacts

Investor relations

Nicolas Fellmann, CFO

Investors@biophytis.com

Media

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada: nizar.berrada@taddeo.fr – +33 6 38 31 90 50

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